================================================================



                                           SEQUA 401 (K) PLAN

                           INDEX TO FINANCIAL STATEMENTS AND EXHIBIT FILED AS

                                     REQUIRED BY ITEM 4 OF FORM 11-K

                                      -----------------------------





                                                                      Page (s)
                                                                      --------
Report of Independent Accountants                                         3

Financial Statements:

Statements of Net Assets Available for Benefit
    as of December 31, 1999 and 1998                                       4

Statement of Changes in Net Assets Available for Benefits
    for the Year Ended December 31, 1999                                   5

Notes to Financial Statements                                            6-10

Schedule I:  Schedule of Assets Held for Investment Purposes
    as of December 31, 1999                                                11


Exhibit 23 - Consent of Independent Accountants

                                   SECURITIES AND EXCHANGE COMMISSION

                                         Washington, D.C. 20549

                                           ------------------

                                                FORM 11-K

                                              ANNUAL REPORT


                                              -------------


                                    Pursuant to Section 15(d) of the
                                     Securities Exchange Act of 1934


                                              -------------


     For the Fiscal Year Ended December 31, 1999    Commission file number 1-804


                                              -------------


                                         Full Title of the Plan:

                                           SEQUA 401 (K) Plan
           (formerly known as the Chromalloy Incentive Savings Plan for Salaried
                                      Employees/Sequa Thrift Plan)


                                              -------------


                    Name of issuer of the securities held pursuant to the plan
                           And the address of its principal executive office:

                                            SEQUA CORPORATION

                                             200 Park Avenue
                                        New York, New York  10166

Report of Independent Public Accountants


To Sequa Corporation:

We have audited the accompanying statements of net assets available for benefits of the Chromalloy Incentive Savings Plan for Salaried Employees/Sequa Thrift Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements and schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and schedule referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP
New York, New York
May 31, 2000

                          CHROMALLOY INCENTIVE SAVINGS PLAN
                          ---------------------------------
                      FOR SALARIED EMPLOYEES/SEQUA THRIFT PLAN
                      ----------------------------------------
                   STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                   -----------------------------------------------
                         AS OF DECEMBER 31, 1999 AND 1998
                         --------------------------------



                                                    1999                1998
                                                    ----                ----
            ASSETS:


            INVESTMENTS (Note 4)                $142,487,458       $119,921,152

            RECEIVABLES:
              Employee                                86,416            193,874
              Employer                                33,035             46,389
                                                ------------       ------------

                 Total receivables                   119,451            240,263
                                                ------------       ------------


                 Net assets available for
                   benefits                      $142,606,909       $120,161,415
                                                 ============       ============




The accompanying notes to financial statements are an integral part of these statements.



                        CHROMALLOY INCENTIVE SAVINGS PLAN
                        ---------------------------------
                    FOR SALARIED EMPLOYEES/SEQUA THRIFT PLAN
                    ----------------------------------------
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            ---------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                      ------------------------------------




        ADDITIONS (DEDUCTIONS) TO NET
        ASSETS ATTRIBUTED TO:
        Investment income:
          Interest                                                 $  4,563,479
          Interest from participant loans                               360,270
          Net appreciation in fair value                             12,373,395
                                                                  ------------

             Total investment income                                 17,297,144

        Contributions:
          Employee                                                   11,872,015
          Employer                                                    4,125,764
                                                                  ------------

             Total contributions                                     15,997,779

        Benefits paid to participants                               (10,836,438)

        Other                                                           (12,991)
                                                                  ------------

             Net increase                                            22,445,494

        NET ASSETS AVAILABLE FOR BENEFITS:
          Beginning of year                                         120,161,415
                                                                  ------------
          End of year                                              $142,606,909
                                                                  ============




         The accompanying notes to financial statements are an integral part of this statement.

                          CHROMALLOY INCENTIVE SAVINGS PLAN
                          ---------------------------------
                      FOR SALARIED EMPLOYEES/SEQUA THRIFT PLAN
                      ----------------------------------------
                           NOTES TO FINANCIAL STATEMENTS
                           -----------------------------

(1) Description of the Plan:
        -----------------------

        The Chromalloy Incentive Savings Plan for Salaried Employees/Sequa Thrift Plan (the "Plan") is a defined contribution plan in which contributions are made by employees and partially matched by Sequa Corporation (the "Company"). The following plan description is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information.

        All non-collectively bargained employees of the Company and its participating affiliates become eligible to participate after attaining age
21 and performing three (3) months of service (prior to April 1, 1999, one year of service). Each participant may elect to reduce his eligible compensation by any whole percentage amount between 1% and 16% and have this amount deposited as pre-tax contributions into the investment funds selected by the participant. Investment options consist of a money market fund, a common collective trust fund, and six equity funds (one of which is a Company stock fund). The Company matched 50% of participants' contributions up to 6% of the participants' eligible compensation. The Company's contributions are invested in the same manner as the participants' contributions. From time to time the pretax contributions of certain employees, designated as highly compensated employees under Internal Revenue Code rules, may be limited so that the Plan may satisfy various nondiscrimination tests required under applicable Federal regulations. For any participant, the annual addition to the Plan (participant plus employer contribution) may not exceed the lesser of 25% of the participant's compensation or $30,000. Also, in accordance with IRS guidelines, participants may not make contributions exceeding $10,000 during 1999 or 1998.

        A participant's interest in his pretax contribution account is fully vested at all times. Participants commence vesting in the Company contribution account, upon completion of their twelfth month of employment at the rate of 20% per year, and are fully vested upon completion of their fifth year of employment. Any nonvested portion of participant account balances forfeited by employees is applied against future employer contributions. As of December 31, 1999, there were $62,181 in forfeited amounts to be applied against future employer contributions. Certain events, such as death, disability, or retirement results in immediate full vesting if such event occurs while the participant is employed by the Company or a member of its Affiliated Group (as defined in the Plan). Termination of the Plan may also result in immediate full vesting.

        Participant loans are permitted in accordance with the loan provisions in the Plan document. A participant may borrow against his vested account balance provided he has been a participant for at least one year and has a vested account balance of $2,000 or more. The maximum loan allowed is limited to the lesser of 50% of the participant's vested account balance or $50,000. The interest rate charged on participant loans is prime plus 1%. Loans are repaid through payroll deductions. Upon termination of employment the participant may either repay any outstanding balance in full or incur a tax liability on the unpaid balance.

        Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, provided that such action results in the distribution of Plan assets and income thereon (after payment of Plan expenses) exclusively to active and retired participants.


(2) Plan Changes:
    ------------

        The following changes in plan provisions took place during 1999 and 2000:

        . Effective April 1, 1999, the Plan was amended to include Thermo Wisconsin, Inc. ("Thermo") as a participating employer in the Plan. All employees of Thermo as of February 6, 1999 became eligible to participate in the Plan as of April 1, 1999. Furthermore, the prior service of employees of Thermo who were in active employment as of February 6, 1999 was recognized for vesting purposes.
        . The Plan was amended effective April 1, 1999 to change the eligibility requirements definition of the Plan so that eligible employees may participate once they attain age twenty-one and complete three months of service.
        . Chromalloy Component Services ("CCS") became a participating employer effective June 1, 1999. Employees of CCS who were previously employees of the US Government at Kelly Air
             Force Base who became employees of CCS on or before July 31, 1999, became eligible to participate in the Plan as of their employment commencement date. Hourly employees of CCS were eligible for a 2% profit sharing contribution and immediate vesting in their entire accounts.
        . Effective as of January 1, 2000, the Plan document was restated and the following changes took effect as of the dates indicated: the Plan name changed to the Sequa 401(k) Plan (effective
             April 27, 2000), the maximum participant contribution percentage increased to 20% (effective April 27, 2000 or as soon as administratively feasible thereafter), the two month suspension period for participants who voluntarily suspend contributing is eliminated (effective January 1, 2000), and terminated participants with $5,000 or less in their account will be automatically paid out (effective June 1, 2000).

(3)   Plan Administration:
      -------------------

        The Company is the plan administrator and has appointed an employee benefit plans administrative committee to carry out certain of the plan administrator's responsibilities. Effective September 1, 1998, the assets of the Plan were transferred to The Vanguard Group ("Vanguard"). At that time Vanguard became the trustee, investment manager and record keeper for the Plan. Prior to September 1, 1998, Frank Russell Trust Company was the trustee and investment manager of the Plan and PricewaterhouseCoopers LLP (Kwasha HR Solutions) maintained the records of participants' account balances. The plan assets, other than those contained in the Company Common Stock Fund, were transferred into a number of Vanguard mutual funds. The conversion initiated a "Black Out" period that began July 31, 1998 and continued through November 13, 1998. During this period, participants could not make any election changes and funds could not be withdrawn from the Plan, until Vanguard completed the conversion. Contributions continued to be made through payroll deductions and were applied to the participants' selected funds during the "Black Out" period. It is intended that participants direct the investment of their accounts in accordance with Section 404(c) of the Employee Retirement Income Security Act ("ERISA").

        Plan assets invested in the Company's Class A Common Stock are held by Vanguard in a unitized fund. Certain expenses of administering the Plan are paid by the Company and others are paid by the Plan.

(4)   Accounting Policies:
      -------------------

        The accounting records of the Plan are maintained by Vanguard on an accrual basis. The investments reflected in the accompanying financial statements have been reported at current market value with the exception of the common collective trust fund, which is valued at net asset value plus interest, which approximates market value. Investment transactions are recorded on a trade date basis except where trading impact occurs in the Company Stock Fund, in which case the Trustee may select an alternate date.

        The Plan reports realized and unrealized gains and losses on plan assets in compliance with the reporting requirements under the Department of Labor's rules. Realized and unrealized gains and losses on plan assets are based on the value of the plan assets at the beginning of the plan year or at the time of purchase if purchased during the year.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

(5)   Common Collective Trust Fund:
      ----------------------------

        The Vanguard Retirement Savings Trust is an investment option available to participants under Vanguard. This fund is a tax exempt collective trust which invests in guaranteed investment contracts issued by insurance companies and major banks and seeks to offer a stable unit value and an attractive current interest rate. The investment is valued at net asset value plus interest, which approximates market value.

(6)   Federal Income Taxes:
      --------------------

        A favorable determination letter was received from the IRS dated January 17, 1996, indicating the form of the Plan document is in compliance with the IRS requirements for tax qualifications and that the trust which is part of the Plan continues to be tax exempt. The Plan has been amended since receiving the determination letter. The Plan's administrator believes that the plan as amended is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan is qualified and the related trust is tax exempt as of December 31, 1999. Accordingly, no provision for federal income taxes has been made in the accompanying financial statements.

(7)   Other Information:
      -----------------

        The Plan engaged in no non exempt transactions with known parties-in-interest and has no lease commitments or leases in default, and no loans or fixed income obligations in default, as defined by ERISA Section
2520.103(b)(3)(E), as of December 31, 1999 and 1998.

        The funds may participate in various derivative-based transactions. The amounts of these transactions would be minimal when compared to the total fund balances. To date no such transactions have been entered into.

(8)   Amounts Payable to Participants Included
        in Net Assets Available for Benefits:
        ------------------------------------

        Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, totaled $186,946 as of December 31, 1999 and $0 as of December 31, 1998, and are included within net assets available for benefits in the statements of net assets available for benefits. These amounts have not been deducted from net assets available for benefits as of the applicable year-ends for financial statement purposes in accordance with accounting principles generally accepted in the United States. In accordance with the Department of Labor's reporting requirements, these amounts have been deducted from net assets available for benefits on the Plan's 1999 and 1998 Form 5500. (See Note 10).

(9)   Investments:
      -----------

        The fair market value of individual investments that represent 5% or more of the Plan's total net assets as of December 31, 1999 and 1998 are as follows:

                                                     1999              1998
                                                    ------            ------
      Vanguard Total Stock Market
       Index Fund                                $45,766,511       $38,123,536
      Vanguard Retirement Savings Trust           39,813,222        37,436,057
      Vanguard 500 Index Fund                     22,491,762        15,557,389
      Vanguard LifeStrategy Moderate
       Growth Fund                                11,833,451         9,638,005

(10)  Reconciliation To Form 5500:
      ---------------------------

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                  Year Ended
                                                               December 31, 1999
                                                               -----------------

Benefits paid to participants per the
     financial statements                                         $10,836,438
Add: Amounts currently payable at
     December 31, 1999                                                186,946
                                                                  -----------
Benefits paid to participants per the
     Form 5500                                                    $11,023,384
                                                                  ===========



      Amounts currently payable to participants for benefit claims that have been processed and approved for payment prior to December 31, 1999, but not yet paid as of that date, are recorded on Form 5500 as a liability.

                                                                           SCHEDULE I

                           CHROMALLOY INCENTIVE SAVINGS PLAN FOR SALARIED EMPLOYEES/
                           --------------------------------------------------------
                                              SEQUA THRIFT PLAN
                                              -----------------
                                           IRS FORM 5500 - Item 27a
                                           ------------------------

                               Schedule of Assets Held for Investment Purposes
                                               December 31, 1999



EIN 13-1885030
PN: 083

      Identity of            Description of                                 Shares
      Issue                  Investment                                     or Units          Current Value
      -----                  ----------                                     --------          -------------

      *Vanguard              Vanguard 500 Index Fund                              166,199             $22,491,762

      *Vanguard              Vanguard Federal Money
                             Market Fund                                        6,130,707               6,130,707

      *Vanguard              Vanguard LifeStrategy
                             Moderate Growth Fund                                 650,905              11,833,451

      *Vanguard              Vanguard Small-Cap Index
                             Fund                                                 188,394               4,446,102

      *Vanguard              Vanguard Total International
                             Stock Index Fund                                     108,524               1,552,979

      *Vanguard              Vanguard Total Stock
                             Market Index Fund                                  1,377,679              45,766,511

      *Vanguard              Vanguard Retirement
                             Savings Trust                                     39,813,222              39,813,222

      *Vanguard              Sequa Corporation Common
                             Stock Fund                                           108,415               5,847,650

      *Vanguard              Participant Loans bearing
                             interest rates ranging
                             from 7% to 11%                                                             4,605,074



                             * Party-in-interest

                                                           11

                                                SIGNATURE


      The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Administrative Committee of the Sequa
401 (k) Plan (formerly the Chromalloy Incentive Savings Plan for Salaried Employees/Sequa Thrift Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                                  SEQUA 401 (K) Plan






                                                  By          /s/ Howard Leitner
                                                  ------------------------------
                                                  Howard Leitner, Chairman
                                                  Employee Benefit Plans
                                                    Administrative
                                                  Committee of Sequa Corporation





Date:  June 2, 2000